Form 12b-25

                             COMMISSION FILE NUMBER

                                     0-18275

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20459

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

 [X]Form 10-K and 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and 10-QSB
                                 [ ] Form N-SAR

                         For Period Ended: July 31, 2000
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended:

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             Read Attached Instruction Sheet Before Preparing Form.
                              Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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      If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                          Part I-Registrant Information

                            (Full name of Registrant)

     ...........................ITEX Corporation...........................

                     (Address of Principal Executive Office)

     ...........................3400 Cottage Way...........................

                                (City State Zip)

     ......................Sacramento, California 95825....................
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Part II. Rules 12b.25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b.25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X (b) The subject annual report, semi-annual report, transition report on Form 10.K, Form 10-KSB, Form 20-F, 11.K or Form N.SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10.Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribe due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b.25(c) has been attached if applicable.
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Part III. Narrative

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State below in  reasonable  detail the  reasons why Form 10-K and 10-KSB,  20-F,
11-K, 10-Q and 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Registrant electronically filed its Annual Report on Form 10K for the year ended July 31, 2000 on October 30, 2000 by direct transmission. However, Registrant was unable due to the need to complete and properly format its filing, to commence transmission of its filing prior to 5:30 p.m. Eastern Standard Time, and accordingly Registrant was notified of receipt of its filing for October 31, 2000.

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Part IV. Other Information

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     (1)  Name and  telephone  number  of person  to  contact  in regard to this notification

                 Robert Harris         916                 679-1111
                    (Name)          (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [ ] Yes [X] No

                     10-Q for period ended November 20, 1999
                     10-Q for period ended February 12, 2000
                        10-Q for period ended May 7, 2000

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     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                ITEX CORPORATION
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   October 31, 2000                By  /s/Collins M. Christensen
                                           President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

        Intentional misstatements or omissions of fact constitute Federal
                    Criminal Violations (See 18 U.S.C. 1001).